Mail Stop 4561

November 5, 2007

Thibault de Tersant
Senior Executive Vice President
  and Chief Financial Officer
Dassault Systemes S.A.
9, Quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France

> **Re:** **Dassault Systemes, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed May 29, 2007**
> **File No. 000-28578**

Dear Mr. Tersant:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief